December 15, 2009

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mellissa Campbell Duru,
Special Counsel, Office of Mergers & Acquisitions

Re:      Show Me Ethanol, LLC

Schedule 13E-3

File No. 005-848900

Preliminary Proxy Statement on Schedule 14A

File No. 000-52614

Madam:

This letter on behalf of Show Me Ethanol, LLC (the “Company”) is in response to the letter, dated October 19, 2009, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the above-referenced filings.

This letter sets forth each comment of the Staff in the comment letter (italicized and numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Schedule 13E-3

General

1.    We note that Ray Carroll County Grain Growers, Inc. is listed as a 22% owner of the company, Ray Carroll owns all of the Class B units outstanding and has entered into a series of agreements with the company that materially impact the company's supply of corn and ability to market and sell its product. Through ownership of Class B units, Ray Carroll also appears to have the ability to appoint a specified number of board members. Further, one of the managers of the company, Mr. Nordwald is the General Manager of,  and employed by, Ray Carroll. Given these facts, please provide us with your analysis as to whether Ray Carroll and/or any of its control persons are affiliates engaged in the going private transaction.

In response to the Staff”s comment, we respectfully advise the Staff that the Company does not believe that Ray Carroll County Grain Growers, Inc. (“Ray-Carroll”) or any of its control persons should be filing persons on the Schedule 13E-3.  Consistent with the Staff’s views expressed in Section II.D.3 of the Current Issues Outline dated November 14, 2000 (the “Outline”), this assessment was based on a review of the facts and circumstances at the time of filing and the applicable SEC rules and guidance, including Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Outline.  Mr. Michael Nordwald is the General Manager of Ray-Carroll and on the board of managers of the Company.  Mr. Jim Edwards is on the Board of Ray-Carroll and the Company and is Ray-Carroll’s Secretary.  The Company has concluded that Ray-Carroll and its control persons, other than Mike Nordwald and Jim Edwards, should not be characterized as affiliates of the Company engaged, directly or indirectly, in the Rule 13e-3 transaction, and, therefore, neither Ray-Carroll nor its control persons should be named as filing persons.

In the Outline, the Staff noted that the question of whether a particular affiliate of an issuer is engaged in a going private transaction is an issue separate from the determination that such person is an affiliate and depends on all of the relevant facts and circumstances of the transaction.  Some of the relevant factors that the Staff considers is whether the individual would (i) hold a material amount of the company’s outstanding equity securities, (ii) occupy seats on the company’s board of directors in addition to senior management positions and (iii) otherwise be in a position to “control” the surviving company within the meaning of Rule 12b-2 under the Exchange Act.

Participation in the Transaction.  Neither Ray-Carroll, nor any of its employees or other control persons, other than Mr. Nordwald and Mr. Edwards (who are signing the Company’s Schedule 13E-3 solely in the role as managers of the Company), were engaged in the Rule 13e-3 transaction.  As described in the preliminary proxy statement of the Company, the Company’s board of managers appointed a special committee of managers for the purposes of considering the desirability and feasibility of the going private transaction.  No one under the control of Ray-Carroll, including Mr. Nordwald and Mr. Edwards, served on the special committee or was involved in any discussions with the special committee regarding the transaction.

Ownership of the Company.  Ray-Carroll owns 22% of the Percentage Interests in the Company. However, Ray-Carroll’s ownership in the Company does not increase or decrease as a result of the transaction.

Manager’s and Senior Management of the Company.  Ray-Carroll has the right to appoint two managers of the Company due to its ownership of its Class B Units.  However, the right to appoint two managers of the Company does not increase as a result of the transaction.  Further, no employees of Ray-Carroll, or other persons under the control of Ray-Carroll, are employed in the senior management of the Company.

No Control of the Company.  As noted in the Outline, “control” for purposes of this definition has the meaning set forth in Exchange Act Rule 12b-2, i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.”  Although, as noted above, Ray-Carroll owns 22% of the Company and has the right to appoint two managers of the Company, it is not in “control” of the Company.  The approval of Ray-Carroll and any persons under the control of Ray-Carroll are not needed to approve this transaction.  Even if Ray-Carroll decided to vote against the transaction, it is still possible for the Company to approve this transaction as the approval of greater than 70% of the percentage interests of the Company are required to approve the transaction.  Further, the approval of the two managers appointed by Ray-Carroll is not necessary for the board of managers to approve the transaction.  Ray-Carroll, as the owner of the Class B units, is treated the same as the Class A unit holders holding four (4) or more Class A units and the Class C unit holders under the transaction.  Finally, Ray-Carroll does not receive any special benefits as a result of the transaction.  In fact, Ray-Carroll will be in identical position with respect to its ownership interests of the Company as it was prior to the transaction.

Based on the foregoing analysis, we respectfully submit that neither Ray-Carroll nor any person identified as a control person of Ray-Carroll, other than Mr. Nordwald and Mr. Edwards, both of whom are already filing persons to the Schedule 13E-3, is engaged in the Rule 13e-3 transaction, and therefore no additional persons should be named as a filing person on the Schedule 13E-3.

 2.   Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person listed or added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantively fair to security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of Schedule 13E-3 and Q&A Nos. 5, 19 and 20 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered may be different from those of the subject company, which should be reflected in the disclosure.

Please see the Company’s response to comment #1.  The Company acknowledges the filing, dissemination and disclosure requirements of Schedule 13E‑3 but based on the Company’s analysis in the Company’s response to comment #1 no new person has been added as a filing person on the Schedule 13E-3.

3.    If the reclassification proposal is approved, you will reclassify Class A membership units held by each member of record of 3 or less units into Class A-1 membership units for the purpose of taking the company private by causing your Class A units to be held of record by less than 300 persons and your new Class A-1 units to be held of record by less than 500 persons. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your Class A membership units and your newly authorized Class A-1 membership units are separate classes of securities under Missouri law. The analysis should include a detailed discussion and comparison of each feature of your Class A and the Class A-1 membership units and demonstrate how the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the Class A and Class A-1 membership units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments after reviewing the legal opinion and your response.

We have enclosed for your review, attached hereto as Exhibit A, a formal legal opinion of Collins & Jones, P.C., the Company’s special legal counsel, regarding Missouri law with respect to the Rule 13e-3 reclassification transaction described in the preliminary proxy statement, stating that the Company’s existing Class A membership units and the Company’s new Class A-1 membership units are separate classes of securities under Missouri law.

Also in response to this comment, the following analysis summarizes the Company’s determination that the existing Company’s Class A membership units and Class A-1 membership units, after giving effect to the contemplated transaction, are separate classes of equity securities under federal securities laws.

We believe that the proposed Rule 13e-3 reclassification transaction will create two distinct classes of membership units (Class A and Class A-1) for purposes of determining whether the Company is eligible to deregister under Section 12, of the Exchange Act.

As disclosed in the preliminary proxy statement, the Company has proposed to effect a Rule 13e-3 transaction by reclassification of the Company’s membership units held by members who are record holders of three (3) or fewer Class A membership units. In connection with the reclassification, each membership unit held by record holders owning three (3) or fewer units would be reclassified on the basis of one new Class A-1 membership unit for each existing Class A membership unit held by such members immediately prior to the effective time of the reclassification. All of the Company’s other membership units would remain outstanding and be unaffected by the reclassification.

Section 12(g) of the Exchange Act, and Rule 12g-1 promulgated thereunder, require certain issuers to register a class of securities and report under the Exchange Act if the issuer has total assets exceeding $10 million and a “class of equity security” held of record by 500 or more persons. A registrant can terminate the registration of a class of securities under Section 12(g) and Rule 12g-4 of the Exchange Act if such class of equity securities is held by fewer than 300 record holders. For companies with filing obligations under Section 15(d) of the Exchange Act, the duty to file under Section 15(d) is automatically suspended for the fiscal year if, at the beginning of such fiscal year, the securities of each class to which the registration statement that gives rise to the filing obligations relates are held of record by fewer than 300 persons or at any time during the year under Rule 12h-3 of the Exchange Act (so long as the requirements thereunder are met). The determination of whether an issuer has the required number of record shareholders is made as to each separate class of equity securities rather than on an aggregate basis.

In evaluating whether the reclassification will create two distinct classes of equity securities, we note that Section 12(g)(5) of the Exchange Act defines a “class” of securities to include “all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges… .” Section 12(g) of the Exchange Act distinguishes securities by their character and by the rights of investors.

There are several characteristics of equity securities that, most often, are used to delineate a class of securities, such as voting rights and dividend rights. [1]  The proposed terms of the new Class A-1 membership units to be issued in the proposed Rule 13e-3 reclassification and the existing Class A membership units will differ in several material respects, including voting rights, discretionary liquidation preferences, discretionary dividend preferences, and ownership restrictions.  Specifically, the terms of the new Class A-1 membership units would differ from the existing Class A membership units as follows:

•     Voting Rights.  Unlike the existing Class A membership units, the new Class A-1 membership units would not have voting rights, except under limited circumstances.  Holders of new Class A-1 membership units would be entitled to vote only upon proposals related to (i) the sale, exchange or other transfer of all or substantially all of the assets of the Company; (ii) the merger or consolidation of the Company with another entity; (iii) the dissolution of the Company, and (iv) amendments to the Company’s operating agreement.  On the matters on which the Class A-1 members are entitled to vote, the Class A-1 members would vote in the same manner as the Class A members, namely in proportion to each member’s Percentage Interest held by them.  Holders of Class A-1 membership units would not be entitled to nominate, elect or remove the Company’s managers.

[1] See Landreth Timber Co. v. Landreth, 471 U.S. 681, 686.

•    Discretionary Distribution Preference.  Holders of Class A-1 membership units would have certain discretionary distribution preferences.  No distributions could be made to the Class A members (or Class B and C members) without making the same distributions in proportion to such member’s Percentage Interest to the Class A-1 members.  In addition, the Company’s board of managers would have the right, in its sole discretion, to declare distributions to the Class A-1 members without declaring the same distribution to the Class A members (or the Class B and Class C members in proportion to such member’s Percentage Interest), subject, however, to a maximum cumulative total preferential distribution to all Class A-1 members as a class in the amount of $1,000,000.

•    Discretionary Liquidation Preference.  Holders of Class A-1 membership units would have certain discretionary liquidation preferences.  No liquidation payments could be made to the Class A members (or the Class B and Class C members) without making the same payments to the Class A-1 members in proportion to such member’s Percentage Interest.  In addition, the Company’s board of managers would have the right, in its sole discretion, to allocate additional liquidating payments to the Class A-1 members without allocating the same liquidating payment to the Class A members (or the Class B and Class C members in proportion to such member’s Percentage Interest), subject, however, to a maximum cumulative total preferential liquidation payment to all Class A-1 members as a class in the amount of $1,000,000.

See also “Comparison of Features of our Class A Membership Units and Class A-1 Membership Units”, preliminary proxy statement, pages 43-46.  Pursuant to the definition of a “class” of securities under Section 12(g)(5) of the Exchange Act, the Company’s existing Class A and the new Class A-1 membership units would not exhibit “substantially similar character” and the holders of the two classes would not “enjoy substantially similar rights and privileges.”  In light of these differences in voting rights, discretionary liquidation preferences and discretionary dividend preferences, in our opinion, the existing Class A and the new Class A-1 membership units would constitute two separate classes of securities for purposes of Section 12 of the Exchange Act.

Furthermore, the Staff has previously taken no-action positions in favor of similarly situated issuers who had issued two separate classes of securities.  The Staff took a no-action position in favor of an issuer that treated two classes of ownership units as separate classes of securities where one class was voting and one class was non-voting.  Crawford and Company, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 79,673 (April 19, 1991) (the “Crawford & Co. No-Action Letter” filed by “Crawford & Co.”). According to the Crawford & Co. No-Action Letter, the holders of nonvoting stock had voting rights only with respect to (1) certain merger, share exchange, reclassification or recapitalization transactions; (2) amendments to the company’s articles of incorporation affecting their voting rights; and (3) matters they were entitled to vote upon pursuant to state law.  Relying on the definition of a “class” of securities provided under Section 12(g)(5) of the Exchange Act, Crawford & Co. argued that one class’s lack of voting rights precluded its holders from enjoying “substantially similar rights” as persons holding an otherwise identical class of stock that could vote.  The SEC Staff took a no-action position in favor of Crawford & Co.’s argument that it had two classes of securities for purposes of Section 16(a) of the Exchange Act.  In the transaction described by the Crawford & Co. No-Action Letter, the variation in voting rights was the only difference between the otherwise identical classes of stock; however, in the contemplated transaction involving the Company there will be additional differences between the existing Class A membership units and the new Class A-1 membership units.

The SEC Staff took a no-action position in favor of an issuer that treated two classes of equity securities as separate classes for purposes of registration under Section 12(g)(5) of the Exchange Act where the company’s common stock had a $2.00 liquidation preference and its Class A common stock had a 4-to-1 voting edge over the common stock. Motorola, Inc., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶78,703 (Dec. 30, 1971).

In the Company’s contemplated recapitalization, the existing Class A membership units and the new Class A-1 membership units differ in several material respects, including voting rights, discretionary liquidation preferences and discretionary dividend preferences.  As such, the existing Class A membership units and the new Class A-1 membership units will not exhibit “substantially similar character” and the holders of existing Class A membership units and new Class A-1 membership units will not “enjoy substantially similar rights and privileges.” Accordingly, as defined under Section 12(g) of the Exchange Act, the existing Class A membership units and the new Class A-1 membership units to be issued following the Rule 13e-3 transaction will constitute two separate classes of securities.

Preliminary Proxy Statement on Schedule 14A

General

4.    Please clearly mark your preliminary proxy statement and form of proxy as “Preliminary Copies.” See Rule 14a-6(e)(1).

In response to this comment, page (i) of the preliminary proxy statement has been marked as a “PRELIMINARY PROXY STATEMENT” and the form of proxy has been marked as a “PRELIMINARY PROXY”.

5.    Please revise the cover page to highlight, by prominent type or in another manner, your disclosure that security holders who receive Class A-1 units (i) will not receive any cash consideration for their Class A units, (ii) will lose specified voting rights and, (iii) will lose the benefits of registration under the Exchange Act.

Page (i) of the preliminary proxy statement has been revised in accordance with your comment.  Specifically, the relevant text on the cover has been made bold and the text has been clarified to indicate that no cash is being provided in exchange for the existing Class A membership units being reclassified into new Class A-1 membership units.

History of the Transaction

6.    Please revise this section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any advisors or other counsel and the members of management who were present at each meeting. For example, please provide disclosure regarding the person(s) who initiated the discussions of the board regarding the going private transaction, describe the alternative transaction structures “discussed at length” at a September 2, 2008 meeting and describe in greater detail the “considerable discussion of the issues” between the independent committee, the full board and the legal advisors that occurred in the fall of 2008.

In response to this comment, additional disclosure has been added on pages 13-18 of the preliminary proxy statement.

7.    Please refer to our prior comment. Please disclose in greater detail the discussions amongst the board regarding the appropriate manner of differentiating the Class A and Class A-1 units. For example, disclose how the distribution and liquidation preferences were established. If material, please also describe how the board determined the maximum cap dollar amount.

In response to this comment, additional disclosure has been added on pages 13-18 of the preliminary proxy statement.

Show Me Ethanol’s Position as to the Fairness of the Rule 13e-3 transaction

8.    Supplementally advise us of the impact to Class B and C holders of units resulting from the reclassification transaction and why the board considered the potential impact of the transaction on such holders. We note for example, that Class B and C unitholders appoint a specified number of members to the board. Advise us as to whether any of such holders’ rights are impacted, positively or negatively, as a result of the reclassification.

In response to this comment, additional disclosure has been added on page 21 of the preliminary proxy statement.

Factors Affecting Fairness to Members Receiving Class A-1 Units

9.    We refer you to disclosure on page 38 regarding the company’s history of making distributions and restrictions on making distributions. In light of the practical limitations imposed on the company’s ability to provide for a preferential distribution and the fact that such distribution is not guaranteed, please revise to address whether the independent committee and/or board considered such practical limitations in their analysis of the substantive fairness of the transaction.

In response to this comment, additional disclosure has been added on page 23 of the preliminary proxy statement.

10. Throughout your disclosure, you reference the preferential distribution rights allotted to Class A-1 units. Similar to disclosure appearing on page 38, ensure that wherever such preferential distribution rights are referenced, you also disclose that no distributions have been made on the Class A units since the company’s formation and disclose that the company is prohibited from making distributions until the 9% note has been repaid.

In response to this comment, additional disclosure has been added to the company’s notice of special meeting and on pages 7, 23, 24, 33, 34, 41 and 42 of the preliminary proxy statement.

Procedural Fairness

11.  Consistent with Item 1014(d) of Regulation M-A, further clarify in the bullet points of countervailing factors that the board did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report. Further explain how each filing person determined that the transaction was procedurally fair to each group of unaffiliated shareholders given the absence of this procedural safeguard. Refer to Item 1014(d) of Regulation M-A.

In response to this comment, additional disclosure has been added on page 27 of the preliminary proxy statement.

Effects of the Rule 13e-3 Transaction on Affiliated Members

12. Instruction 3 to Item 1013 of Regulation M-A requires an affiliate of the subject company disclose the effect of the Rule 13e-3 transaction on the affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Please revise your disclosure to provide for this information.

Please see the Company’s response to comment #1.  The Company does not have actual knowledge of the effect on the financial statements of Ray-Carroll.  If Ray-Carroll becomes a filing person, the effect on net book value and net earnings, in both dollar amounts and in percentages, will be supplied by Ray-Carroll.  The Company believes that there will no dollar or percentage effect to Ray-Carroll on either the net book value or the net earnings of the Company as a result of the transaction because the transaction will have no effect (other than anticipated, future cost savings) on the net book value or net earnings of the Company.

Solicitation of Proxies; Expenses of Solicitation

13. We note that your managers, officers and employees may solicit proxies by mail or “in person or by telephone, facsimile or other means...” We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

The Company hereby confirms that it understands the obligations of Rules 14a-6(b) and (c) and will file, under the cover of Schedule 14A, all written soliciting materials, including any scripts used to solicit proxies.

14. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with notice informing them of where the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

The Company will post the proxy materials in compliance with SEC Release 34-56135.  The first page of the preliminary proxy statement and the form of proxy have been amended to include the prominent legend described in such Release and required by Rule 14a-16(d).

Financial Information

15.  In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the required summary financial statements.

In response to this comment, additional disclosure has been added on pages 49-50 of the preliminary proxy statement.

16. Please revise to include the pro forma information showing the effect of the reclassification transaction as required by Item 1010(b) of Regulation M-A.

In response to this comment, additional disclosure has been added on pages 51-55 of the preliminary proxy statement.

17.  Please revise to include the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K, as required by Item 1010(a)(3) and the book value per share information as of the most recent balance sheet presented, as required by Item 1010(a)(4).

In response to this comment, additional disclosure has been added on pages 49-55 of the preliminary proxy statement.

Security Ownership of Managers

18. Refer to footnote 4. Advise us supplementally of the natural persons who exercise beneficial ownership of the units listed in the table above.

Please see the Company’s response to comment #1 above.  Moreover, the Company does not have the information responsive to the comment.  Ray-Carroll is a non-profit grain and farm supply cooperative association, without capital stock, formed under the laws of the State of Missouri, with approximately 8,800 members.  Because Ray-Carroll owns Class B membership units, which are not registered under Section 12 of the Exchange Act, Ray-Carroll is not required to file statements of beneficial ownership under Section 13(d) or Section 13(g) of the Exchange Act.

On December 15, 2009, the Company filed the first amendment to its Preliminary Proxy Statement on Form 14A and Schedule 13E-3/A-1 to address the Staff’s comments.

*     *     *     *     *

The Company acknowledges the following:

It is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

We appreciate the Staff’s continued review and look forward to hearing from you with respect to these comment responses.

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review, please advise us at your earliest convenience.

/s/  Mr. Richard A. Hanson,
General Manager of Show Me Ethanol, LLC

cc:    Mr. Paul M. William, Bryan Cave LLP

Exhibit A

COLLINS & JONES, P.C.

Attorneys and Counselors

430 Market Street

PO Box 551

Osceola, Missouri 64776

December 15, 2009

Board of Managers

Show Me Ethanol, LLC

26530 Highway 24 East

Carrollton, Missouri 64633

Ladies and Gentlemen:

We have acted as special counsel to Show Me Ethanol, LLC, a Missouri limited liability company (the “Company”), in connection with certain Missouri law aspects of proposed amendments (the “Amendments”) to the Operating Agreement of the Company.  If adopted, the Amendments would, among other things, create a new class of ownership interests in the Company, entitled Class A-1 Units (the “Class A-1 Units”), and the reclassification (the “Reclassification”) of certain of the Company’s outstanding Class A Units (“Class A Units) into Class A-1 Units.  Upon consummation of the Reclassification, the number of holders of Class A Units would be reduced to fewer than 300 and the number of holders of Class A-1 Units would be less than 500.

In our capacity as special counsel to the Company and in connection with the Reclassification, we have been asked to deliver our opinion as to whether the Class A Units and the Class A-1 Units will be separate classes of securities under Missouri law after the Reclassification.

We have reviewed the following documents:

1.      The Company’s Articles of Organization;

2.      The Company’s Operating Agreement, dated as of January 24, 2006, including its exhibits and all amendments thereto (the “Operating Agreement”); and

3.      The form of the First Amended and Restated Operating Agreement (the “Restated Operating Agreement”) as filed as an exhibit to the Company’s preliminary proxy statement filed with the United States Securities and Exchange Commission on the date hereof under cover of Amendment No.1 to Schedule 14A (the “Proxy Statement”).

We have also reviewed the applicable provisions of the Missouri Limited Liability Company Act (the “Act”) and such other documents as we have deemed appropriate as a basis for the opinions hereinafter set forth.  We express no opinion as to the laws of any jurisdiction other than the applicable laws of the United States of America and laws of the State of Missouri as set forth in the Act.

As to matters governed by the laws specified in the foregoing sentence, we have relied exclusively on the latest standard compilations of such statutes and laws as reproduced in commonly accepted unofficial publications available to us.  As to all matters of fact, we have relied on officers of the Company.

The Company’s Capital Structure

The Company is a limited liability company organized under the Act.  The operation of the Company and the rights and restrictions applicable to its members are set forth in the Operating Agreement.  Subject to the terms of the Operating Agreement, the provisions of the Operating Agreement can be amended by a vote of the Company’s members.  Management of the Company is vested in its managers.

Under the Operating Agreement, the Company’s current capital structure consists of three classes of ownership interests, the Class A Units, the Class B Units and the Class C Units.  The three classes have substantially similar rights other than that each class is entitled to elect a certain number of the Company’s managers.

After giving effect to the Amendment and the Reclassification, the Company’s Class A Units and Class A-1 Units will have the following rights, preferences and privileges:

Provision	Class A Units	Class A-1 Units
Voting Rights	Holders of Class A Units will be entitled to vote on all matters that require the approval of the Company’s members, including the election of managers.

Holders of Class A-1 Units will not have any voting rights, except with respect to proposals relating to the sale of substantially all of the assets of the Company, the consolidation, merger or dissolution of the Company, and amendments to the Restated Operating Agreement.

Transferability	The managers of the Company may disallow a transfer of Class A Units if the transfer would (i) result in 300 or more holders of record of Class A Units or such other number as required to	The managers of the Company may disallow a transfer of Class A-1 Units if the transfer would (i) result in 500 or more holders of record of Class A- 1 Units or such other number as required

	maintain the suspension of the Company’s reporting obligations or (ii) cause the Company to be treated as a publicly traded partnership.	to maintain the suspension of the Company’s reporting obligations or (ii) cause the Company to be treated as a publicly traded partnership.
Election of Managers	Holders of Class A Units may, collectively, elect seven managers of the Company.

Holders of Class A-1 Units are not entitled to vote to elect managers of the Company.

At least four of the managers elected by the holders of Class A Units must be holders of record of Class A-1 Units.

Removal of Managers	Holders of Class A Units may remove managers of the Company elected by the holders of Class A Units, with or without cause.	Holders of Class A-1 Units may not remove managers.
Distributions	Holders of the Company’s outstanding membership units (of all classes) are entitled to receive distributions from the Company on a pro rata basis.

Holders of the Company’s outstanding membership units (of all classes) are entitled to receive distributions from the Company on a pro rata basis.

The managers of the Company may declare distributions solely to the holders of Class A-1 Units without any obligation to declare distributions to the holders of Class A Units, up to a maximum cumulative distribution of $1,000,000 to all holders, as a class, of Class A-1 Units.

Dissolution	Holders of the Company’s outstanding membership units (of all classes) are entitled to receive distributions of the	Holders of the Company’s outstanding membership units (of all classes) are entitled to receive distributions of the Company’s assets upon the

Company’s assets upon the Company’s dissolution on a pro rata basis.

Company’s dissolution on a pro rata basis.

The managers of the Company may allocate additional liquidation distributions solely to the holders of the Class A-1 Units without any obligation to allocate liquidation distributions to the holders of Class A Units, up to a maximum cumulative additional liquidation distribution of $1,000,000 to all holders, as a class, of Class A-1 Units.

Relevant Provisions of the Act

As the Company is organized as a limited liability company under the Act, the Act governs the determination of whether the Class A Units and the Class A-1 Units are separate classes of securities under Missouri law.  Section 347.081.1 of the Act provides that:

The operating agreement may contain any provision, not inconsistent with law, relating to . . . the rights, powers and duties of its members . . . including:

(2) Providing for classes or groups of members having various rights, powers and duties, and providing for the future creation of additional classes of groups of members having relative rights, powers, and duties superior or equal to existing classes and groups of members;

(3) The exercise or division of management or voting rights among different classes or groups of members . . . .

We are not aware, after reasonable inquiry, of any Missouri case or attorney general’s opinion that has interpreted Section 347.081.1 of the Act.  However, under the plain meaning of the statute, if an operating agreement provides for classes or groups of members, then those classes or groups of members will have such relative rights, powers and duties as the operating agreement may provide.  In the Company’s case, the Restated Operating Agreement expressly creates separate and distinct Class A Units and Class A-1 Units, each of which has substantially different voting, distribution and liquidation rights.  Accordingly, under the Act the Company has created two separate classes of ownership units (in addition to the Class B Units and the Class C Units), designated as Class A Units and Class A-1 Units, respectively.  The Act does not require that distinct classes of ownership units contain any particular relative rights, powers and duties.  Rather, the Act simply requires that if there are separate classes of ownership interests the operating agreement of the limited liability company provide for them and specify their relative rights, powers and duties.

Opinion

Under the Act, a limited liability company may authorize one or more classes of ownership interests having such relative rights, powers and duties as the operating agreement may provide.  The Company’s Restated Operating Agreement provides for the issuance in the Reclassification of distinct Class A Units and Class A-1 Units, having substantially different relative rights, powers and duties.  In our opinion, following the Reclassification, the Class A Units and the Class A-1 Units will represent two separate and distinct classes of securities of the Company under Missouri law, and should be treated as separate classes of stock for purposes of the registration requirements of Section 12 of the Securities Exchange Act of 1934, as amended.

This opinion may not be relied on by, nor quoted in whole or in part to, anyone other the addressee, without, in each case, our prior written consent.  The opinions expressed herein are given as of the date hereof and we assume no responsibility to supplement this opinion at any later date or to consider its applicability or correctness to any person other than addressee, or to take into account changes in law, facts or any other development of which we may later become aware.

                                                                                                Very truly yours,

                                                                                                /s/ Collins & Jones, P.C.